FADE TO BLACK LLC
A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS
UNAUDITED

December 31, 2024

FADE TO BLACK LLC
TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To The Members and Investors
Fade to Black, LLC

We have reviewed the accompanying financial statements of Fade to Black, LLC (a Delaware limited liability company), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in member's deficit and of cash flows for the period from June 26, 2024 (Inception) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has suffered losses and has not generated revenues. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
April 29, 2024

FADE TO BLACK LLC
BALANCE SHEET
(UNAUDITED)
DECEMBER 31, 2024

ASSETS		
Current assets:		
Cash	$	11,192
Total current assets		11,192
Film in production		3,362,480
Total assets	$	3,373,672
LIABILITIES AND MEMBER'S DEFICIT		
Current liabilities:		
Accrued expenses	$	25,792
Due to related party		932,960
Loan payable		1,317,500
Total current liabilities		2,276,252
Future production obligations		1,201,137
Total liabilities		3,477,389
Members' deficit:		
Accumulated deficit		(103,717)
Total member's deficit		(103,717)
Total liabilities and member's deficit	$	3,373,672

See accompanying notes, which are an integral part of these financial statements.

FADE TO BLACK LLC
STATEMENT OF OPERATIONS
(UNAUDITED)
FOR THE PERIOD FROM June 26, 2024 (INCEPTION) TO DECEMBR 31, 2024

Revenue	$ -
Operating expenses:	
Indirect costs	86,217
Total operating expenses	86,217
Loss from operations	(86,217)
Other expense:	
Interest expense	(17,500)
Total other expense	(17,500)
Net loss	$ (103,717)

See accompanying notes, which are an integral part of these financial statements.

FADE TO BLACK LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
(UNAUDITED)
FOR THE PERIOD FROM JUNE 26, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Accumulated Deficit	Total Member's Deficit
Balances at June 26, 2024 (inception)	$ -	$ -
Net loss	(103,717)	(103,717)
Balances at December 31, 2024	$ (103,717)	$ (103,717)

See accompanying notes, which are an integral part of these financial statements.

FADE TO BLACK LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)
FOR THE PERIOD FROM JUNE 26, 2024 (INCEPTION) TO DECEMBER 31, 2024

Cash flows from operating activities:	
Net loss	$ (103,717)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of debt discount	17,500
Changes in operating assets and liabilities:	
Film in production	(3,362,480)
Accrued expenses	25,792
Net cash used in operating activities	(3,422,905)
Cash flows from financing activities:	
Advances from related party	932,960
Proceeds from future production obligations	1,201,137
Proceeds from loan payable	1,300,000
Net cash provided by financing activities	3,434,097
Net change in cash	11,192
Cash at beginning of year	-
Cash at end of year	$ 11,192
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes, which are an integral part of these financial statements.

FADE TO BLACK LLC
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
AS OF DECEMBER 31, 2024

NOTE 1: NATURE OF OPERATIONS

Fade to Black LLC ("Fade to Black", the "Company") is a limited liability company formed on June 26, 2024 under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK". Fade to Black is headquartered in Los Angeles, California.

The Company is wholly owned by its parent, Legion M Entertainment, Inc., a Delaware corporation ("Legion M"), who serves as the Company's manager.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximates their fair value.

Organizational Costs
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Film in Production

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film in production is amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount.

Film in production is stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

As of December 31, 2024, the Company had capitalized $3,362,480 in costs pertaining to the “FADE TO BLACK” film, which completed production in early 2025.

Future Production Obligations

The Company records future production obligations as liabilities for investments received for the “FADE TO BLACK” production for which the investors do not receive ownership, but are entitled to a proportionate share of the project’s future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying project. See Notes 4 to 6 for additional detail.

All proceeds for investments received are accounted for as financial liabilities under ASC 470 – *Debt.* The future payments to investors represent a contractual obligation that is settled through revenue streams, which is a conditional legal obligation of the Company to transfer assets, i.e. cash. In accordance with ASC 470-10-25-1 and 2, the sale of future revenues constitutes liability treatment, which was determined to be debt. The liability is initially recognized at the fair value of consideration received, which is the cash proceeds from the investments (see Note 4) and subsequently reduced as investor repayments per the waterfall are made. The liability will be remeasured at each reporting date. As of December 31, 2024, the fair value of the future production obligations amounted to its carrying value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

To date, the Company has not generated any revenue.

Income Taxes
The Company is a limited liability company.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company is treated as a partnership and provides K-1s to all investors and profit participation members as acceptable per the Internal Revenue Service.

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $103,717 for the period ended December 31, 2024. The Company is a business that plans to incur significant costs in pursuit of its capital financing plans and costs associated with its film production, and has not generated any revenues as of December 31, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: FUTURE PRODUCTION OBLIGATIONS

Through December 31, 2024, Fade to Black raised $2,501,137 in financing (as described below), comprised of $800,000 from short-term loans, $500,000 from note purchase agreements and $1,201,137 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In January 2025, Fade to Black raised $240,798 in Regulation

CF investments from WeFunder. As of December 31, 2024, the Company had $1,201,137 in future production obligations and $1,350,000 in outstanding principal of loans payable on the balance sheet pertaining to the Fade to Black investors.

The Regulation D and CF investments ("Regulation Investment") shall carry a 20% premium (the "Premium"); both the Regulation Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from investor's share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for "Fade to Back" (defined below). For example and for the purpose of clarity, if investor's investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of "Fade to Black" (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the "Fade to Black" but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against "Fade to Black" tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered "Net Profits" and shall be allocated as follows:

a. 50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

b. 50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

The feature film currently titled "FADE TO BLACK" was produced in the fourth quarter of 2024.

Financings

In October 2024, Fade to Black issued note purchase agreements for an aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes and accrued interest are payable one year after the issuance. As of the issuance date of these financial statements, the notes are outstanding. The Company recognized a debt discount in connection with the note of $50,000, of which $17,500 was amortized through December 31, 2024. Interest accrued on these notes during the year ended December 31, 2024 was $8,630, which was unpaid as of December 31, 2024.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bears interest at 12% per annum. All loans were outstanding as of December 31, 2024. Interest accrued on these loans during the year ended December 31, 2024 was $17,162, which was unpaid as of December 31, 2024.

NOTE 5: DEBT

As of December 31, 2024, the Company had $1,350,000 in outstanding loans. See Note 4 for further detail.

NOTE 6: DUE TO RELATED PARTY

From time-to-time our parent Company, Legion M, provides us advances for working capital and film production. These advances are non-interest bearing, unsecured and due on demand. This balance will eliminate within consolidation upon Legion M's consolidated financial statements. As of December 31, 2024 amounts due to Legion M were $932,960.

NOTE 7: MEMBER'S DEFICIT

Fade to Black is wholly owned by Legion M Entertainment, Inc. and 100% of the member's equity/(deficit) belongs to Legion M Entertainment, Inc. The Company is authorized to issue membership interests to non-managing members. Distributions are to be paid 100% to the managing member, except as outlined in investment contracts with non-managing members.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through April 29, 2025, the date the financial statements were available to be issued.

In January 2025, the Company raised $240,798 in Regulation CF investments from WeFunder which will be included in future production obligations.

Through the issuance date of these consolidated financial statements, the Company has repaid $200,000 in financings.